2003 Earnings & 2004 Guidance IMPORTANT NOTICE: INVESTORS ARE STRONGLY URGED TO READ THE IMPORTANT DISCLAIMER ON PAGE 63 PRIOR TO READING THIS PRESENTATION.

Jean-Rene Fourtou Chairman & CEO

Vivendi Universal's 2003 Consolidated Financial Results Net debt reduced to &128;11.6 billion After &128;4 billion investment in SFR Cegetel in January 2003. Net profit excluding exceptional items and goodwill: Positive adjusted net income* of &128;349 million, Improved by &128;863 million compared with 2002. Asset impairment charges: &128;1.8 billion asset impairment, notably at Universal Music Group and Vivendi Universal Games. Net loss of &128;1.1 billion Strong operating results on a pro forma** basis: Operating income of &128;3.3 billion, up 61% compared with 2002, Consolidated cash flow from operations of &128;4.4 billion, up 64%, Proportionate cash flow from operations &128;2.8 billion, multiplied 3.7 times. *For reconciliation of net income (loss) to adjusted net income (loss) please refer to slide 15 of this presentation. **The pro forma information illustrates the effect of teh acquisition of the entertainment assets of InterActiveCorp. in May 2002 and the disposition of Vivendi Universal Publishing assets sold in 2003, as if these transactions has occured at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of Decembe 31, 2002.

Vivendi Universal: 2003 Vivendi Universal is in good working order: Overcame 2002 financial difficulties, Reduced net debt from &128;35 billion to &128;11.6 billion in 18 months, Divested approximately &128;10 billion of assets in 18 months, not counting the VUE-NBC transaction, Cash flow generation contributed for the first time to debt reduction, Maintained high level of capital expenditures to strengthen operations, Efficient and stable VU and business unit management teams. 2003 major strategic actions: Acquisition of 26% of SFR Cegetel Group for &128; 4 billion to obtain a 56% stake, Agreement with General Electric to merge NBC with Vivendi Universal Entertainment.

A Re-Focused Company on Media & Telecom Telecom Media Mobile / Fixed line Mobile / Fixed line Networks / Cable / Film / Parks Pay-TV / Film Music Video Games Media & Telecom: A balanced portfolio of assets in 2 sectors with a much stronger historical growth than the average growth of Western countries economies * * Sources: CDC-Ixis Securities, UIT, IDATE

Vivendi Universal: 2004 2004, a year to deliver: Very strong growth in profits; A low level of net debt, below &128;5 billion; In a position to distribute dividends to shareholders in 2005; Value creation in two sectors with strong growth potential: Media and Telecom. Work to be accomplished this year: Close the NBC-Universal transaction; Continue to strengthen Canal+ Group's performance; Improve Universal Music Group and Vivendi Universal Games operations; Launch 3G at SFR; Increase our stake in Maroc Telecom; Complete the non-core asset divestiture program; Continue to reduce net debt.

Vivendi Universal: 2005 In 2005, Vivendi Universal will be a dynamic Media and Telecom group able to deliver: Another year of strong growth in profit; Available cash flow; Internal growth; Investment in selected external opportunities. Media Reinforcement of competitive position and profitability; Possible strategic moves strengthening our position as a major European media player. Telecom Continued capital expenditures in SFR and Maroc Telecom; Technology fosters new services and growth; All the benefits of belonging to the Vodafone family.

2003 Full Year Operating Results Jacques Espinasse S.E.V.P & Chief Financial Officer

Vivendi Universal: Crisis is Behind Us Evolution of VU's 5-year Credit Default Swaps 2002 2003 2004 Basis points Evolution of VU's share price Euro / share 2002 2003 2004 ~&128; 23 ~100bp 1,400 &128;8.8

Percentage of Ownership of Main Subsidiaries Capital intensity in % 31/12/01 31/12/02 31/12/03 Target 2004 Canal+ Group 100% 100% 100% 100% Universal Music Group 92% 92% 92% 92% Vivendi Universal Games 99% 99% 99% 99% Universal Studios Group 92% - - - InterActiveCorp, Inc. 40% - - - Vivendi Universal Entertainment - 86% 86% - NBC Universal - - - 18-20% SFR Cegetel 35% 35% 56% 56% Maroc Telecom 35% 35% 35% 51% Vivendi Universal Publishing / Houghton Mifflin 100% 0% - - Express-Expansion-Etudiant / Comareg 100% 100% - - Vizzavi 50% 0% - - VU Net 100% 100% - - PTC 25% 25% 25% 0% VTI - Hungary Telecom 100% 100% 0% - VTI - Monaco Telecom 55% 55% 55% 0% VTI - Kenya Telecom 60% 60% 60% 0% Veolia Environnement 63% 20.4% 20.4% 0%

2003 Main Targets Have Been Achieved In Euro billions 2003 Guidance Achieved Pro Forma Operating Income "Very strong growth" +61% Pro Forma Cash Flow from Operations * "Significant growth" +64% Pro Forma Proportionate Cash Flow from Operations ** "Very strong growth" 3.7x Adjusted Net Income "Positive" &128;349m Net Debt "Below &128;13 billion" guidance lowered to "Below &128;12 billion" &128;11.6bn * Net cash provided by operating activities net of capital expenditures and before financing costs and taxes ** Defined as cash flow from operations excluding the minority stake in all less than 100%-owned entities

2003 Key Financial Achievements In Euro billions 2002 Pro Forma 2003 Pro Forma Growth Operating Income 2.1 3.3 +61% Net Income (Loss) (23.3) (1) (1.1) N/A Adjusted Net Income (Loss) (0.5) (1) 0.3 +&128;863m Cash Flow from Operations 2.7 4.4 +64% Proportionate Cash Flow from Operations 0.8 2.8 x 3.7 Net Available Cash Flow at Holding level (0.8) 1.4 +&128;2.2bn Investment 3.7 (2) 6.0 +62% Asset divestitures (3) 9.2 (2) 3.0 Net Debt 12.3 (1) 11.6 (1) Actual numbers (2) Actual numbers with Veolia Environnement accounted for using the equity method (3) Including sales of tangible and intangible assets representing &128;477 million in 2003 included in cash flow from operations 2003 Earnings - March 17th, 2004

2003: Strong Increase in Investment In Euro billion 2002 with VE equity accounted * 2003 Pro Forma Growth Investment 3.7 6.0 +62% Industrial (capex) Financial 1.7 2.0 1.6 4.4 * Accounting for Veolia Environnement using the equity method from January 1st, 2002 instead of December 31st, 2002 2003 Earnings - March 17th, 2004

Consolidated 2003 Income Statement Revenue Operating Income Financing and other expenses, net Gain on businesses sold, net of provisions Income tax expenses Equity in earnings (losses) of disposed businesses and unconsolidated companies Goodwill impairment and amortization Minority interests 28.1 -4.1 1.9 In billion of euros Net Income (loss) -23.3 -2.2 1.1 -2.1 -0.1 -19.4 -0.6 3.8 -4.7 1.0 -2.6 -0.3 -19.7 -0.8 -0.9 -23.3 2002 Actual 58.2 2001 Actual 57.4 3.8 -1.9 1.9 2.4 -1.6 -0.5 -15.2 -0.6 -13.6 French GAAP 2002 Illustration VE Equity Accounted * Income (loss) before exceptional items, income taxes, goodwill amortization, equity interest and minority interest * Accounting for Veolia Environnement using the equity method from January 1st, 2002 instead of December 31st, 2002 -1.2 0.6 0.4 -0.1 -2.9 -1.2 2.1 2003 Actual 25.5 3.3 -1.1

Adjusted Net Income French GAAP - In millions of euros 2003 P&L + 2003 Adjustments 2003 Adjusted Net Income 2002 Adjusted Net Income with VE equity accounted + 2002 Adjustments 2002 P&L* Revenues 25,482 25,482 28,112 28,112 Operating income 3,309 3,309 1,877 1,877 Financing expenses (698) (698) (650) (650) Other financial expenses, net of provisions (509) 94 (415) 123 3,567 (3,444) Gain (loss) on businesses sold, net of provisions 602 (602) 0 0 (1,125) 1,125 Income tax expenses 408 (1,112) (704) (1,097) 1,022 (2,119) Equity earnings (losses) (131) 203 72 174 256 (82) Goodwill amortization & impairment (2,912) 2,912 0 0 19,434 (19,434) Minority interests (1,212) (3) (1,215) (941) (367) (574) Net income (loss) (1,143) 1,492 349 (514) 22,787 (23,301) Earnings (loss) per basic share &128;(1.07) &128;0.33 &128;(0.47) &128;(21.43) Weighted average common shares outstanding (in millions) 1,071.7 1,071.7 1,087.4 1,087.4 * Accounting for Veolia Environnement using the equity method from January 1st, 2002 instead of December 31st, 2002

2003 Adjusted Net Income Growth

▶ The €863 million improvement in Adjusted Net Income* in 2003 was achieved due to:

- **+ €1,432m:** **operating income improvement**
- **+ €393m:** **tax improvement**
  (mainly due to simplification of SFR Cegetel structure, €287m group share)

▶ … and despite:

- **- €48m:** **higher financing expenses**
  (effect of the debt reduction offset by increase in interest rate)
- **- €538m:** **higher other financial expenses**
  (due mainly to €228m of forex losses in 2003 against €153m capital gain on Vinci shares in 2002)
- **- €273m:** **higher minority interest**
  (mainly due to the improvement in CanalSatellite's, SFR Cegetel's and Maroc Telecom's results)
- **- €103m:** **decrease in equity earnings or sold affiliates**
  (€459m reduced contribution from Veolia Environnement not fully offset by reduced losses in the Internet, international telecom and Canal+)

* With Veolia Environnement accounted for using the equity method in 2002

2003 Earnings - March 17th, 2004 VIVENDI UNIVERSAL French GAAP - unaudited 16

Taxes 2003 Taxes Taxes Taxes 408 Total taxes excluded from Adjusted Net Income Total taxes excluded from Adjusted Net Income 1,112 VUE's Leverage Partnership Distribution VUE's Leverage Partnership Distribution 477 Other provision reversal Other provision reversal 211 Tax asset activation Tax asset activation 424 Taxes included in Adjusted Net Income o/w 100% of savings from simplification of SFR Cegetel structure Taxes included in Adjusted Net Income o/w 100% of savings from simplification of SFR Cegetel structure (704) 515 In Euro millions

Net Income Analysis In billions of euros 2003 2002 2001 Net Income (Loss) (1.1) (23.3) (13.6) Adjusted Net Income (Loss) +0.3 (0.5) (0.1) Improvement (n / n-1) +0.8 (0.4)

Canal+ Group UMG VU Games VUE SFR Cegetel Maroc Telecom Non-Core 2002 4742 6276 794 6978 7067 1487 813 2003 4158 4974 571 6022 7574 1471 584 2003 Revenue Growth Details by businesses 27,733 28,157 2001 PF 2002 PF SFR Cegetel UMG VUE Canal+ Group Maroc Telecom VU Games Non-Core 100% 92% 99% 86% 35% / 56% 35% 100% In 2003: Pro Forma revenues -10% -3% pro forma on constant currency basis In millions of euros Rev 2001 27733 2002 28157 2003 25354 25,354 2003 PF -10%

2003 Operating Income Growth In 2003: Pro Forma operating income up 61% Up 67% pro forma on constant currency basis 2,051 3,303 2002 PF 2003 PF In millions of euros 2,113 2001 PF Canal+ Group UMG VU Games VUE SFR Cegetel Maroc Telecom Holding Non-Core 2002 -295 556 62.7 945.5 1449.4 468.2 -665 -470.8 2003 246.7 70.1 -200.8 931.1 1918.5 627.6 -329.8 39.1 SFR Cegetel UMG VUE Canal+ Group Maroc Telecom VU Games Non-Core Details by business: Holding 100% 92% 99% 86% 35% / 56% 35% 100% 100% +61%

2003 Cash Flow from Operations Growth* In millions of euros In 2003, Pro Forma: .. Cash flow from operations: +64% .. Proportionate cash flow from operations: 3.7x 4,360 2,652 2003 PF 2002 PF Proportionate 2,755 754 2001 PF 1,224 10 Canal+ Group UMG VU Games VUE SFR Cegetel Maroc Telecom Holding Non-Core 2002 -353 523 72 465 2058 599 -577 -135 2003 367 463 -200 1290 2053 696 -242 -67 *Net cash provided by operating activities, net of capital expenditures and before financing costs and taxes 35% / 56% SFR Access through dividend 92% 86% 99% 35% Access through dividend 100% 100% Details by business: SFR Cegetel UMG VUE Canal+ Group Maroc Telecom VU Games Non-Core Holding 100% +64%

June 30, 2002 Dec. 31, 2002 Cegetel & Rondor Divestitures & Fees Cash Flow generated by Businesses Capex net of disposals Holding & Overheads Dividends received from Equity accounted companies Financing expenses & Taxes Dividends paid to minorities Debt Adjustment Dec. 31, 2003 Est -12.3 -14.2 -8.4 -8.4 -9.5 -9.9 -9.8 -11.5 -11.6 0 -18.8 -12.3 -4.4 -2.5 -3.8 -1.1 -0.4 -0.1 -1.7 -0.7 -0.6 -11.6 -16.1 -2 Net Debt Evolution - 12.3 -11.6 + 0.6 +2.5 (**) - 4.4 (*) - 0.4 - 1.7 + 0.1 In billions of euros + 5.8 Media: + 2.0 Telco: + 3.8 - 1.1 (*) - 0.7 Cash Flow from Operations: + 4.4 Veolia Net debt: - 16.1 VU Net debt: - 18.8 Dec. 31, 2002 Acquisitions: Cegetel, Rondor & others Divestitures Cash flow generated by businesses Capex net of disposals Holding & overheads Dividends from equity accounted companies Financing expenses & Taxes Dividends paid to minorities Other debt adjustments including foreign exchange Dec. 31, 2003 June 30, 2002 (*) &128;1.1bn capex, net of disposals = &128;1.55bn of capex minus &128;0.48bn disposals. Total investments = &128;1.55bn + &128;4.4bn = &128;6.0bn (**) &128;3.0bn total divestitures = &128;2.5bn sale of investments + &128;0.48bn of sale of tangible and intangible assets

2003 Business Performance & 2004 Financial Outlook Jean-Bernard Levy Chief Operating Officer

Canal+ Group: 2003 Performance 2003 Highlights New management team in full working order Re-focus on French pay-tv and new editorial policy 8 million subscriptions target exceeded French pay-tv operating income doubled StudioCanal reached positive operating income Group cash flow from operations improved by more than &128; 700m in the year Full Year 2003 +203 +705 367 Cash flow from operations N/A 5.9% Operating margin -39% 994 Other 6% 2,813 Pay-TV France -23% 351 Film - Studio Canal +200 +541 247 Operating Income +1% -12% 4,158 Revenue Like for like growth Pro Forma growth Actual In millions of euros N/A 59% EBITDA into CFFO Recent Events CANAL+ Group enjoyed the largest increase in audience share of any French theme channel producer, including Premium channel's digital versions Launch of a DSL triple-play offer in March 2004 149 2.9% 99 3,379 Normalized 45%

CANAL+ GROUP

Canal+ Group: 2004 Overview

Projections*:

- Revenue: **approximately €3.3 billion**
- EBITDA margin: **approximately 10%**
- Operating Income: **above €130 million**
- Cash flow from operations: **close to Operating Income**

Priorities:

- Enhance content attractiveness on the Premium channel
- Return to growth in the subscriptions to the Premium channel
- Successfully negotiate the rights to the 2005-08 French Premier League
- Achieve a win/win agreement with the French movie industry
- Successfully roll out offer on DSL

*Consolidation scope: CANAL+ Premium, CanalSatellite, NC Numéricâble, Media Overseas, Thematic channels (MultiThématiques, iTélé, Sport+), StudioCanal, TKP, PSG

2003 Earnings - March 17th, 2004 VIVENDI UNIVERSAL French GAAP - unaudited 25

UNIVERSAL
UNIVERSAL MUSIC GROUP

UMG: 2003 Performance

Full Year 2003

In millions of euros

	Pro Forma	Pro Forma growth	Pro Forma at constant currency
Revenue	4,974	-21%	-12%
Operating Income	70	-87%	-90%
Operating Margin	1.4%	-7.5bp	
Cash flow from operations	463	-11%	
EBITDA into CFFO	106%		

Recent Events

- Legitimate online services have been successful in the US
- The campaign against illegal file sharing is showing results
- Sales of physical albums in the US have picked up
  - SoundScan up 4.3% in Q4 03 and 9.5% 2004 YTD
- Significant cost-cutting initiatives begun in 2003
- New pricing policy in North America

2003 Results

- Industry continued to decline worldwide in 2003, UMG came off its record market share in 2002 and revenues were hit by the strength of the Euro.
- Operating income further declined as a result of product mix, restructuring charges and the TVT deposit charge.
- Cash flow remained strong through improved control of working capital, reduced A&R investments and capital expenditures.

2003 Earnings - March 17th, 2004 VIVENDI UNIVERSAL French GAAP - unaudited 26

UMG: Anti-Piracy Plan Legal and Enforcement Continuing lawsuits against major peer to peer companies and against individual online users in the US Lawsuits will commence during Q2 in Canada and Europe against individuals Conventional law enforcement against physical piracy is stepping up PR and Education US public recognizes now that illegal sharing is both wrong and against the law The campaign will continue and expand internationally Technical countermeasures Protected UMG titles are unusable 85-90% of the time Support legitimate online alternatives iTunes, Rhapsody, BuyMusic, Napster, MusicMatch, Music Now,oD2,MusicNet, eCompil... UMG has over 110,000 titles already available, more than any other company P2P monthly average of daily traffic (in millions) (FastTrack sites: Kazaa, Grokster, Imesh) source: MediaDefender Year-on-year % change in SoundScan albums sales source: SoundScan US SoundScan sales growth / Peer-to-Peer traffic comparison US market has grown 20 out of the last 26 weeks. We believe our efforts are impacting Peer-to-Peer (P2P) networks. Jan Feb Mar Apr May Jun Jul Aug Sept Oct Nov Dec Jan Feb % Change SoundScan Sales -0.133 -0.063 -0.112 0.02 -0.116 -0.071 -0.107 -0.093 0.038 0.037 0.044 0.046 0.105 0.107 P2P Traffic 4.2 4.5 4.5 4.4 4.2 4.15 3.875 3.5 3.75 3.5 3.6 3.7 3.5 3.6 Millions of users

UMG: Restructuring Plan Restructuring initiatives Review resource allocation in key cost areas of all countries and businesses to align the cost base with market declines Actions: Overhead savings ; about 1,500 headcount reduction in the past two years A&R investments reduced in unattractive risk / reward market profiles Marketing spend reevaluated, refocus on priorities, in line with declining volumes Objectives: Cost saving plan launched in Spring 2003 Objectives 2005: &128;350m to &128;400m cost reduction compared to 2003 cost base

UMG: 2004 Overview Projections *: Worldwide revenue is projected to decline slightly at constant currency along with the industry. EBITDA and Operating Income: expected to grow. Cash flow from operations: below 2003 level, largely the consequence of the restructuring charges impacting cash flow in 2004. Priorities: Maintain market leadership by retaining and attracting key music management. Continue to pursue talent and exploit market opportunities while continuing progress in cost reduction. Continue to fight piracy and illegal downloading, in the US and in Europe. Support the online legitimate market worldwide Develop new revenue streams. Execute the cost savings plan. *2004 assumption: &128;1=$1.20

Vivendi Universal Games: 2003 Performance Full year 2003 N/A (200) Cash flow from operations N/A N/A (201) Operating Income -16% -28% 571 Revenue Pro Forma at constant currency Pro Forma growth Pro Forma In millions of euros Recent Events Management team (Chairman, CEO and CFO) replaced in January 2004 First turn-around plan launched in end-2003 Multi-year exclusive worldwide development agreement with Radical Entertainment developer of The Simpson: Hit & Run 2003 Results A weaker release schedule compared to the prior year compounded by slippage in release dates Resulting in lower revenues, higher returns and price protection and advance write- offs Additionally, R&D increased as costs previously capitalized were expensed Cash flow decline reflects disappointing results

Vivendi Universal Games: Strategy Invest in the games industry, which offers high growth and low concentration Stabilize the operations Create a cost efficient organization focused on performance Place greater emphasis on development as the primary driver of success Improve global exploitation through tighter green-lighting and marketing Significantly enhance the product portfolio Build off of strong Intellectual Property base and alliances New markets and new revenue streams Develop new Intellectual Property for the console Increase efforts in key console game genres Expand into on-line space prudently Launch World of Warcraft Continue its market-leading PC franchise

Vivendi Universal Games: 2004 Overview Projections* : Revenue: decline in a transition year Operating income: improvement but still negative Cash flow from operations: improvement but still negative Priorities: Stabilize the existing business Implement more focused and cost efficient infrastructure Better manage the pipeline Releasing high quality product on time Finding new markets for current titles Capture new revenue sources with existing and new intellectual property Expand in the on-line space *2004 assumptions: &128;1=$1.20

VUE: 2003 Performance 2003 Events Vivendi Universal and GE signed a definitive agreement to form NBC Universal with GE owning 80% and VUE's shareholders owning 20% US media industry growth fostered by DVD expansion and TV advertising cyclical pick-up Full Year 2003 * Pro Forma: includes InterActive Corporation, Inc.'s entertainment assets as of January 1, 2002 2.8x 1,290 Cash flow from operations 1.9 bp 15% Operating margin -47% 518 Parks & Resorts + Other -6% 3,664 Universal Pictures Group -13% 1,840 Universal Television Group +19% -2% 931 Operating Income +4% -14% 6,022 Revenue Pro Forma at constant currency Pro Forma* growth 2003 In millions of euros In French G.A.A.P. N/A 115% EBITDA into CFFO 2003 Results (in $ and US GAAP basis) Excluding Spencer Gifts - which was sold in 2003 - revenues were up 11% Continued strength at Universal Pictures in both theatrical and home video Increases in television production and cable networks Resulting in $1.2 billion of EBITDA well above the $1 billion target In millions of dollars In U.S. G.A.A.P. 2003 2002 Pro Forma* Pro Forma* Growth Revenue 6,622 5,960 +11% EBITDA 1,224 1,005 +22% Operating Income 1,008 723 +39%

VUE: 2004 Overview Projections (US$, US G.A.A.P.): Revenues: up versus 2003 Continued growth in DVD expected to fuel Home Video revenues Cable growth expected due to stronger ad sales and affiliate revenues EBITDA: flat with 2003 Higher UPG costs driven by releases Partially offset by improved operating margins at Cable Operating Income: flat with 2003 Cash flow from Operations: down versus 2003 One-time benefits realized in 2003 from sale of assets (Hollywood hotels and office building) Priorities: UPG: Continue to capture benefits of DVD market growth UTG: Ratings of Cable programming; Successful upfront ad market UPR: Focus on attendance growth; Maximizing cross-promotional opportunities

Flat SFR Cegetel: 2003 performance 2003 Achievements: For the first time SFR is n°1 on mobile total net additions (38% market share) Successful focus on profitable customers generating steady mobile ARPU growth Efficient control of costs drove operating margin up by 5 points Strong cash flow level maintained after a 57% increase in Capex. In millions of Euros Full Year 2003 2,053 Cash Flow from operations +5 points 25% Operating Margin 32% 1,919 Operating Income 10% 6,733 Mobile -9% 841 Fixed & Others 7% 7,574 Revenue Pro Forma growth Pro Forma N/A 76% EBITDA into CFFO Recent Events Successful launch of Vodafone live! at the end of October 2003 Completion of Cegetel/TD merger in December 2003 Simplification of SFR Cegetel group structure in December 2003 Decision to distribute &128;3.2 billion of dividends in 2004

SFR Cegetel: UMTS Roadmap For Business customers: Mobile Connect Card 3G/2.5G For the residential market: Vodafone live! 3G A progressive launch of UMTS in 2004 to provide the right quality of service Launch of first 3G trials in Paris, Lille & Lyon Launch of first 3G trials towards the mass market with a dual mode handset in 3 cities February 2004 February 2004 May 2004 June 2004 Pre-launch of the first 3G/2.5G offer in Paris, Lille & Lyon Pre-launch on the SFR customer base in 5 cities June 2004 Commercial launch of the first SFR 3G offer in 5 cities November 2004 Commercial launch of Vodafone live! 3G in 10 cities

SFR Cegetel: 2004 Overview Projections: Revenue: grow more than 7% excluding mobile-to-mobile Operating Income: grow by more than 13% Cash flow from operations: grow by approximately 7% (includes significant acceleration in mobile capex -UMTS deployment- : +11% vs. 2003) Priorities: Mobile: Leadership on mobile multimedia services Leadership in customer satisfaction and end-to-end quality of service Launch of 3G services Keep increasing market shares and profitability Fixed: Roll-out and commercial success of ADSL Strengthen leading alternative position on all market segments Implement the fixed line subscription resale

+12 points Maroc Telecom: 2003 Performance Full Year 2003 2003 Achievements Mobile revenue up 8.5% at constant currency Very strong improvement in operating margin of nearly 12 points due to tight cost management Remained a very strong cash flow generator Fixed line subscriber base erosion reversed 16% 696 Cash flow from operations +40% +34% 628 Operating Income 43% Operating Margin 3% Flat 1,471 Revenue Pro Forma at constant currency Pro Forma growth Pro Forma In millions of euros +7 points 83% EBITDA into CFFO Recent Events GPRS and MMS services commercial launch at end-2003 Successful launch of DSL in November Moroccan regulator has restarted the attribution process of a second fixed licence

Maroc Telecom: 2004 Overview Projections : Revenue: slight increase in Dirham Operating margin: remain stable Cash flow from operations: slight decrease Priorities: Mobile: Increase revenue through higher penetration Develop successful new services Fixed Line: Continue the re-launch of the fixed line business with the increase in the customer base Develop corporate uses and Internet solutions .... while maintaining the focus on cost management to keep the same level of profitability as in 2003

General Group 2004 Guidance: A Year of Delivery Below &128;5 billion after the sale of V.E. shares Net debt - year end Adjusted Net income Cash Flow from operations EBIT Very strong growth Stable on a pro forma basis (1) Strong growth on a pro forma basis (1) 2004 assumption: &128;1=$1.20 Pro Forma: - Excludes VUE and Telepiu - Excludes dividends received from NBC-Universal (2) Actual numbers 2004 Guidance (1) 2003 Pro Forma (1) &128;2,265m &128;2,880m &128;349m (2) &128;11.6bn (2)

.... Through: The closing of the VUE-NBC transaction, The sale of non-core assets, The focus on cash flow from operations inside the businesses, Further reduction in the Holding & Corporate costs. We Continue in 2004 to Focus on Debt Reduction...

Appendices

2003 Goodwill and Non-Recurring Items French GAAP TOTAL 2003 Minority interest effect 0.5: Reversal of the reserve accrued in 2002 on VUE bridge loan refinancing risk 0.6: Other reversal of tax provisions and tax activation in anticipation of VUE transaction Income tax o/w Telepiu: 0.2; Sogecable dilution profit: 0.1; Express-Expansion-Etudiant: 0.1 Gain on business sold, net of provisions o/w Debt restructuring charges: (0.2); InterActive warrants disposal: 0.1; (See appendix on financial income) Financial expenses, net of provisions o/w &128;(0.2)bn of tax provision reversals Goodwill amortization UMG: (1.4); Parks in VUE: (0.2); Canal+ Non-core: (0.16); VU Games(0.06) Assets & Goodwill impairment Comments Non- cash Cash Total In billions of euros (1.8) (1.8) (1.1) (1.1) (0.1) 0.3 0.6 0.6 1.1 1.1 (1.5) (0.4) (1.1) Reminder: TOTAL 2002 (22.8) 0.2 (23.0) 0.0 0.0 Equity losses (0.2) (0.2) Veolia Environnement impairment Net Income Analysis (0.4)

2003 P&L Details 2003 2003 Rate (%) Financial expense (&128; m) Interest on gross debt 4.09% (570) Interest received on cash & cash equivalent 2.15% 60 Interest rate swaps (111) ORA cost (77) Total Financing Expenses 4.8% (698) Other financial expenses included in Adjusted Net Income (415) o/w foreign exchange (losses) gain (228) Other financial expenses excluded from Adjusted Net Income (94) Total Financial Expenses (1,207) Financial Expenses * With Veolia Environnement accounted for using the equity method

2003 P&L Details Other Financial Expenses, net of provisions In millions of euros Financial expense (expense) / income Financial provisions (accrual) / reversal Total Total excluded from Adjusted Net Income: (786) 692 (94) Sale of InterActiveCorp., Inc warrants (329) 454 125 Veolia and BSkyB bonds redemption premiums (102) 102 - Fees related to refinancing plan (50) (50) Amortization of deferred charges related to bonds issuances, facilities & others (129) (64) (193) Settlement of put options on treasury shares (104) 104 - Loss on sale of Vinci call options (39) 13 (26) Other items excluded from Adjusted Net Income (33) 83 50 Total included in Adjusted Net Income: (415) 0 (415) Foreign exchange losses (228) - (228) Other items included in Adjusted Net Income (187) - (187) Total Other Financial Expenses, net of provisions (1,201) 692 (509)

2003 P&L Details Equity in (Losses) Earnings of Unconsolidated Companies In millions of euros 2003 2002 Actual Veolia Environnement (1) 33 235 Vivendi Universal Entertainment businesses (26) (36) SFD 98 (1) VTI subsidiaries (18) (175) Internet 0 (74) Others (16) (48) Total Equity in (Losses) Earnings (1) 71 (99) (1) Excluding impairment losses recorded by Veolia Environnement and the impairment losses recorded in respect to certain VUE affiliates

Available Cash Flow French GAAP - In millions of euros 2003 Actual 2002 with VE equity accounted Consolidated Cash Flow from Operations * 4,371 ** 2,659 - Cash taxes (1,242) (819) - Cash interest expenses (621) (618) - Others 195 (34) Net Consolidated Cash Flow 2,703 1,188 - SFR Cegetel's & Maroc Telecom's Net Cash Flow (1,956) (2,051) + Dividends from SFR-Cegetel & Maroc Telecom 702 21 - Withholding tax on dividend received (14) - Net Available Cash Flow at Holding level 1,435 (842) * Proportionate Cash Flow from Operations 2,755 754 ** &128;4,371m = &128;4,360m Pro Forma for VU + &128;11m for VUP assets sold in 2003

Initial Actions taken to reduce the liquidity pressure &128; 1 billion secured bank facility obtained in November 2002: Margin: 375 basis points over Euribor Maturity: &128;500 million at 12/31/03, &128;500 million at 12/31/04 Issue of Notes Mandatorily Redeemable for VU shares in November 2002: Issuance amount: &128; 1 billion gross proceeds, &128; 769 million net proceeds after coupon pre-payment Annual coupon: 8.25% of issue price Maturity: 3 years (November 25, 2005) Dilutive impact on VU's equity: 6.7% (on an outstanding shares basis) &128; 1.3 billion contracted by the "Societe d'Investissement pour la Telephonie" (SIT) in January 2003: Margin: 400 basis points over Euribor Maturity: 7.5 years - June 2010 Progressive amortization thanks to dividends received on BT's 26% stake acquired in SFR Cegetel

&128;1.2 billion 7-year High-Yield bond issuance (closed in April 2003) $935 million, 9.25% margin &128;325 million, 9.5% margin (9.75% yield) Not callable for 4 years &128;2.5 billion 3-year secured bank facility to reimburse short-term &128;1.5 billion bank debt and to cancel the &128;1bn back-up credit line (closed in May 2003) Tranche A: &128;1.5 billion revolving credit Tranche B: &128;1 billion term loan Refinancing of VUE's $1.62 billion bridge loan $750 million securitization based on film library, maturity: 6 years (closed in March 2003) $920 million US institutional term loan facility, maturity: 5 years (closed in June 2003) &128;1.35 billion 5-year High-Yield bonds to refinance SIT closed in July 2003 $975 million, 6.25% margin &128;500 million, 6.25% margin Full access to 70% of SFR Cegetel dividend instead of 44% Actions taken in the First Half of 2003 to increase financial flexibility

Modification to Vinci Bond terms (accepted by bond holders in August 2003) Redemption price increased from &128;88.81 to &128;93.25 at maturity date of March 1, 2006 Early redemption option cancelled &128; 572 million improvement in financing capacity for 2004 &128;605 million exchangeable Bonds into shares of Sogecable, SA (September 2003) &128;29.32 per bond, including a 35% premium, Annual rate of 1.75% Due at par in 2008 &128;2.7 billion 5-year unsecured credit facility signed in December 2003 Conditional on the closing of the NBC-Universal transaction Will be used (together with the proceeds from the NBC-Universal transaction) to repay or cancel the existing &128;3 billion and &128;2.5 billion secured facilities and the £136 million UMO facility Can be used for the general corporate purposes of the group Includes a &128;500 million swingline facility to be used only to refinance commercial paper Minimal margin of 110 basis points which can be reduced to 45 basis points depending on VU's credit rating Actions taken in the Second Half of 2003 to increase financial flexibility

Vivendi Universal Debt Ratings 31/12/02 31/12/02 March 17, 2004 March 17, 2004 Rating Agency Type of Debt Rating Outlook Rating Outlook Standard & Poor's Long-Term Corporate Credit Rating BB Developing BB Positive Short-Term Corporate Credit rating B B Long-Term Senior Unsecured Debt B+ - BB Positive Moody's Long-Term Senior Unsecured Debt B1 Negative Ba3 Positive Senior Implied Rating Ba3 Negative Ba2 Positive

Canal+ Group: 2003 Key Metrics Pay-TV Subscriptions (In thousands) 31.12. 01 31.12. 02 31.12.2003 03 vs. 02 CANAL+ Premium 5,090 5,018 4,907 -111 CanalSatellite 2,228 2,520 2,751 +231 NC Numericable 395 407 423 +16 TOTAL FRENCH PAY-TV SUBSCRIPTIONS 7,713 7,945 8,081 +136 CANAL+ Premium CanalSatellite ARPU (&128;/month) 27.0 34.0 Churn rate (%) 12.9% 9.1% Market share on net adds (%) N/A 72% Canal+ Group exceeded its 8 million subscriptions target in France

UMG: Pricing New pricing to increase consumer purchasing of music product: Beginning in Q4 of 2003 in North of America, UMG dramatically reduced the everyday wholesale prices of CDs by as much as 25% in an effort, to drive traffic to retail accounts and, Increase consumer purchasing of music product. This is a bold experiment UMG is carefully monitoring results to determine if its sales increased sufficiently to compensate for lost margin. The sales lift seems an upward spiral but breakeven has not yet been reached While none of UMG competitors officially launched a similar program, they effectively lowered many of their prices through discounts and other measures. The result is that overall music prices to consumers in North America are down significantly. We believe this has contributed to the year to year sales increase in North America which began Q4 last year and continued through Q1 of this year. UMG plans to adjust aspects of this program, experimenting with various elements, until the proper balance between prices, margin and volume is obtained. There are no plans at this point to launch a similar program in other territories.

UMG: New Revenue Streams/Digital Distribution The promise of online music became reality in 2003 and is blossoming in 2004 The US online music market is growing rapidly Apple is leading the market, followed by Napster, Musicmatch, Rhapsody and others US subscription services were the quiet success of 2003 Over 600 k paid subscribers in the US, with monthly growth 8-10% per month over the six past months Digital music will still be a small percentage of revenue in 2004 About 2.5% of US revenues by end of 2004 Europe is opening up rapidly, but volumes still lag the US Retail marketing and catalogue availability in development (oD2, MyCokeMusic.com, ...) Large number of on-line retailers entering local markets (T-Online, Telecom Italia, Sugarnet, MSN/Lyzia..) Large US services will have a pan-European roll out (Apple iTunes, Napster, Rhapsody, ...) Online margins have the potential to outstrip margins on physical products

UMG: New Revenue Streams/Other New Sources Development of DVD format from VHS catalogue and live concerts Wireless market Ringtones and other rights

UMG: 2003 Key Metrics UMG's Top-Ten Selling Artists UMG's Top-Ten Selling Artists UMG's Top-Ten Selling Artists 2003 M Units 2002 2002 M Units M Units 50 Cent 9.2 Eminem Eminem 13.9 13.9 tATu 3.9 Shania Twain Shania Twain 8.1 8.1 Eminem 3.3 Nelly Nelly 7.9 7.9 Sheryl Crow 3.3 8 Mile OST 8 Mile OST 6.1 6.1 Toby Keith 3.2 U2 U2 5.2 5.2 The Black Eyed Peas 2.9 Ashanti Ashanti 4.3 4.3 Sting 2.8 Nirvana Nirvana 3.8 3.8 G Unit 2.6 Enrique Iglesias Enrique Iglesias 3.8 3.8 8 Mile OST 2.6 Bon Jovi Bon Jovi 2.9 2.9 Limp Bizkit 2.5 Puddle of Mudd Puddle of Mudd 2.8 2.8 New Releases Catalog Singles DVD & Video Est 60 31 1 8 2003 Sales by Product Type UMG Market Share * UMG Market Share * UMG Market Share * 2003 2002 North America 28.0% 29.0% Europe 26.3% 27.2.% World 23.6% 24.3% * Source: UMG Market Research * Source: UMG Market Research * Source: UMG Market Research

PC Consoles Est 38 62 Vivendi Universal Games: 2003 Key Metrics VUG's Top-15 Selling Titles in 2003 (US$ million) VUG's Top-15 Selling Titles in 2003 (US$ million) Simpsons: Hit & Run 67.3 Hulk 56.6 WarCraft III Expansion Pack 40.4 Hobbit 37.5 Crash V 23.2 Crash Nitro Kart 21.6 Crash VI 20.6 Cat In The Hat 13.6 Bounty Hunter 13.6 WarCraft III 12.9 War Of The Ring 12.3 Buffy: Chaos Bleeds 12.1 Metal Arms: Glitch 11.2 JP Genesis 10.4 Crash II 9.7 2003 Revenue Split (%) 2003 xx % PC Market Share * 2003 14 % United States PC Market Share * * Source - NPD data 2002 18%

VIVENDI UNIVERSAL games

Vivendi Universal Games: Key 2004 Releases

Exemples of Main 2004 Releases

Title	Platform
World of Warcraft	OLMMP
Half-Life 2	PC
Van Helsing	PS2, Xbox, GBA
Crash Twinsanity	PS2, Xbox, GBA
Spyro V	PS2, Xbox, GC
Predator	PC, PS2, Xbox
Counterstrike: Condition Zero	PC
Red Ninja	PS2, Xbox
Fight Club	PS2, Xbox
Leisure Suit Larry	PC, PS2, Xbox
Others	...

2004 Revenue Split (%)


Other
1%
PC
33%
Console
66%

2003 Earnings - March 17th, 2004
VIVENDI UNIVERSAL
French GAAP - unaudited
58

VUE: 2003 Key Metrics Title VHS DVD (Units in millions) (Units in millions) 8 Mile 1.1 8.0 The Hulk 2.0 6.3 Bourne Identity 0.9 5.6 2 Fast 2 Furious 1.5 6.4 Red Dragon 0.8 4.1 Bruce Almighty 1.2 6.0 Seabiscuit 0.9 4.7 About a Boy 1.0 2.2 Blue Crush 0.3 1.6 Undercover Brother 0.2 1.6 25-54 Prime Time 25-54 Prime Time Channel 2003 2002 USA Network 0.91 0.99 Sci-Fi 0.68 0.65 Title Release date Box Office (US$ in millions) The Hulk June 6, 2003 $245.2 Bruce Almighty May 23, 2003 $242.6 2 Fast 2 Furious June 6, 2003 $235.9 American Wedding Aug. 1, 2003 $228.9 Love Actually Nov. 21, 2003 $168.9 Johnny English Jul. 18, 2003 $152.2 Seabiscuit Jul. 25, 2003 $120.1 Intolerable Cruelty Oct. 10, 2003 $110.1 Cat in the Hat Nov. 21, 2003 $97.0 Peter Pan Dec. 25, 2003 $23.3 Top-10 Worldwide Box Office (receipts through 2003 year-end) Top-10 Home Video Worldwide (Units in millions, rental and sell-through) Cable Channel Ratings

SFR : 2003 Key Metrics Proportion of contract customers 12 months rolling non voice ARPU (&128; /year) Number of SMS sent per year (in billions) Number of MMS sent per year (in millions) Subscriber Acquisition Costs (&128;/line) Voice usage (minutes / month) 12 months rolling ARPU (&128; / year) Market share on customer base (%) Market share on net additions (%) Net additions (in '000) Customers (in '000) (as of end-December including SRR) ... clearly focusing on profitable customers ... Strong commercial performance ... ... coupled with a rigorous cost management 2003 105 35.3% 38.0% 1,177 14,724 57.7% 3.3 6.0 256 431 40.0 2002 117 35.1% N/S 992 13,547 53% 239 424 25.0 0.4 2.4 % growth -10% +0.2 point N/S +19% +9% + 4.7 points + 7% + 1.7% + 40% x 15 + 60%

Maroc Telecom: 2003 Key Metrics 2003 2002 % growth Mobile customers (in millions) 5.2 4.6 +13% % of prepaid customers 96% 96% N/a Market share on mobile 68% 70% -2 points Number of fixed lines (in million) 1.22 1.13 +8% Internet subscribers (in '000) 43 32 +34%

Investor Relations Team Eileen McLaughlin IR Director eileen.mclaughlin@goupvu.com Laurence Daniel IR Director laurence.daniel@groupvu.com Edouard Lassalle Associate Director edouard.lassalle@groupvu.com Daniel SCOLAN Executive Vice President Investor Relations +33.1.71.71.12.33 daniel.scolan@groupvu.com For any updated financial or business information, please refer to our Investor Relations website at: http://finance.vivendiuniversal.com New York 800 Third Avenue New York, NY 10122 / USA Phone: +1.212.572.1334 Fax: +1.212.572.7272 Paris 42, Avenue de Friedland 75380 Paris cedex 08 / France Phone: +33.1.71.71.12.33 Fax: +33.1.71.71.14.16

Important Legal Disclaimer This Presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction and maturity-extension plans, proposed disposals and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to return to investment grade in accordance with the timing set forth above; that Vivendi Universal will not be able to obtain the regulatory, competition or other approvals necessary to complete certain proposed transactions; that actual cash flow and net debt figures differ from the estimated targets described above; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorite des Marches Financiers (AMF). Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide updates or to revise any forward- looking statements.